SEC 09055465 ISSION

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FEB 24 2009
Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USA Financial Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6020 East Fulton Street SE
(No. and Street)

Ada (City) MI (State) 49301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Enders (800) 530-9872
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Echelbarger, Himebaugh, Tamm & Co., P.C.
(Name – *if individual, state last, first, middle name*)

5136 Cascade Road Se Suite 2A (Address) Grand Rapids (City) MI (State) 49546 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent Enders, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USA Financial Securities Corporation, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Subscribed and sworn before me, this 2nd **day of** February, 2009, a Notary Public **in and for** Kent County, **Michigan.**

(Signature)
NOTARY PUBLIC
My Commission expires 12/01, 2013

BUSINESS STRATEGISTS
CERTIFIED PUBLIC ACCOUNTANTS
ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

Michael I. Tamm CPA
Diane L. Frier CPA/ABV
David G. Echelbarger CPA
Robin M. Stoner CPA MST
Robert E. Milanowski
David M. Sunden CPA
Dale R. Manske CPA
Jennifer A. Hashley CPA
Margie S. Gerencer CPA/MBA
Denice D. Pavey CPA
Brenda K. Pavlak CPA
Ronald J. Kaley MBA
Christopher L. Mast CPA/MBA
Teri S. Stora MBA
Jenna L. Federau MSA
Edward S. Kisscorni CPA/MBA
Melinda K. DeMarse CPA
Mary Beth Lorenz CPA

INDEPENDENT AUDITOR'S REPORT

January 26, 2009

Board of Directors
USA Financial Securities Corporation
Ada, Michigan

We have audited the accompanying statements of financial condition of USA Financial Securities Corporation as of December 31, 2008 and 2007, and the related statements of income (loss), changes in stockholders' equity, and changes in financial condition for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards as established by the American Institute of Certified Public Accountants' Auditing Standards Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USA Financial Securities Corporation as of December 31, 2008 and 2007, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Form X-17a-5 and Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.

Echelbarger, Himebaugh, Tamm & Co., P.C.

5136 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com
Members: American Institute of Certified Public Accountants • Michigan Association of Certified Public Accountants • Financial Consulting Group, L.C. • International Consulting Network
Association of Certified Fraud Examiners • Independent Member of the BDO Seidman Alliance • Microsoft Gold Certified Partner

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION

ASSETS	December 31, 2008	December 31, 2007
Cash	$ 500,428	$ 826,607
Receivables:		
Commissions	124,671	259,503
Related parties	83,929	16,813
Representatives	29,100	9,938
Prepaid expenses	229,506	232,447
Office furniture and equipment, at cost, less accumulated depreciation of $51,880 and $47,745, respectively	6,093	10,228
Software net of of accumulated amortization of $30,093 and $15,016, respectively	39,969	17,640
Clearing deposit - Pershing	25,000	25,000
Operational accounts - Pershing	17,912	98,357
CRD daily account	7,311	6,463
Deferred tax asset	5,286	-
TOTAL ASSETS	$ 1,069,205	$ 1,502,996

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
LIABILITIES:		
Accounts payable:		
Representatives	$ 205,009	$ 231,087
Trade	38,151	13,501
Accrued expenses:		
State taxes payable	-	32,550
Wages and salaries	729	-
Leased employees - related party	37,025	14,019
Note payable	105,840	100,309
Operational accounts - Pershing	5,268	965
Representative errors and omissions insurance deposits	49,062	52,493
Total Liabilities	441,084	444,924
STOCKHOLDERS' EQUITY:		
Capital stock, no par value; shares authorized 60,000; issued and outstanding 12,000	200,000	200,000
Paid-in capital	285,000	285,000
Retained earnings	143,121	573,072
Total Stockholders' Equity	628,121	1,058,072
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,069,205	$ 1,502,996

See Independent Auditor's Report
See notes to financial statements

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF INCOME (LOSS)

	For year ended December 31,			
	2008		2007	
REVENUES:				
Investment company revenue	$ 306,576	3.76 %	$ 518,605	5.20 %
Fees for account supervision	1,762,989	21.59	1,694,044	17.00
Other revenue	6,094,747	74.65	7,752,922	77.80
	8,164,312	100.00	9,965,571	100.00
EXPENSES:				
Salaries and other employment costs for officers	189,891	2.33	60,500	0.61
Other employment compensation and benefits	790,768	9.69	644,709	6.47
Interest expense	5,889	0.07	12,304	0.12
Regulatory fees and expenses	118,200	1.45	97,500	0.98
Other expenses	7,384,112	90.44	8,598,041	86.28
	8,488,860	103.98	9,413,054	94.46
Income (Loss) Before Income Taxes	(324,548)	(3.98)	552,517	5.54
INCOME TAXES	14,063	0.17	-	-
NET INCOME (LOSS)	$ (338,611)	(4.15) %	$ 552,517	5.54 %

See Independent Auditor's Report
See notes to financial statements

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance at January 1, 2007	12,000	$ 200,000	$ 285,000	$ 333,487	$ 818,487
Distributions				(312,932)	(312,932)
Net income	-	-	-	552,517	552,517
Balance at December 31, 2007	12,000	200,000	285,000	573,072	1,058,072
Distributions				(91,340)	(91,340)
Net loss	-	-	-	(338,611)	(338,611)
Balance at December 31, 2008	12,000	$ 200,000	$ 285,000	$ 143,121	$ 628,121

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF CHANGES IN FINANCIAL CONDITION

	For year ended December 31, 2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (338,611)	$ 552,517
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Deferred income taxes (benefit)	(5,286)	-
Depreciation and amortization expense	19,214	20,708
(Increase) decrease in:		
Receivables	48,552	(115,246)
Prepaid expenses	2,941	(149,569)
Operational accounts	80,445	(91,151)
CRD Daily account	(848)	(5,131)
Increase (decrease) in:		
Accounts payable	(1,427)	50,932
Accrued expenses	(8,813)	32,097
Other liabilities	871	(3,843)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(202,962)	291,314
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	-	(4,802)
Purchase of software	(37,408)	(9,769)
NET CASH USED BY INVESTING ACTIVITIES	(37,408)	(14,571)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from note payable	151,200	141,650
Payments on note payable	(145,669)	(41,341)
Payments on capital lease obligations	-	(6,579)
Distributions paid	(91,340)	(312,933)
NET CASH USED BY FINANCING ACTIVITIES	(85,809)	(219,203)
INCREASE (DECREASE) IN CASH	(326,179)	57,540
CASH, Beginning of Year	826,607	769,067
CASH, End of Year	$ 500,428	$ 826,607

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Operating Activities Include Cash Payments For:		
Interest	$ 5,889	$ 7,153

See Independent Auditor's Report
See notes to financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

USA Financial Securities Corporation (Company) is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Michigan Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions with occasional principal transactions.

COMMISSIONS (REVENUE RECOGNITION)

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

CASH AND CASH EQUIVALENTS

The statement of changes in financial condition is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value. The Company held no cash equivalents at December 31, 2008 and 2007.

ACCOUNTS RECEIVABLE

Accounts receivable are securities fees/commissions and representative fee obligations due under normal trade terms.

Management reviews all representative accounts receivable periodically to determine if any amounts will be uncollectible. Based upon the credit risk of specific representatives, historical trends and other information; amounts that are determined to be potential credit losses are included in the allowance for losses on accounts receivable, along with a general reserve. Such losses have historically been within management's expectations. Although management believes no allowance for losses is necessary based on management's knowledge of current events and actions it may undertake in the future, the allowance may ultimately differ from actual results.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

Depreciation for financial statement purposes is computed using the straight-line method, based on estimated useful lives of the assets which, in some instances, may be greater than the lives allowed for tax purposes. For income tax purposes, assets are depreciated using the straight-line method and the Modified Accelerated Cost Recovery System (MACRS).

SOFTWARE

Software is being amortized over three years using the straight line method.

ADVERTISING COSTS

Advertising costs are charged to expense as incurred.

PREPAID FINRA LICENSING

The Company amortizes the cost of annual FINRA licensing over the period of benefit which was twelve months for 2008 and 2007.

INCOME TAXES

No federal income taxes have been provided because the corporation operates as an S corporation. Under this provision of the Internal Revenue Code, the shareholders include the Company's earnings (losses) on their individual tax returns.

The Company is subject to the Michigan Business Tax (MBT), which is considered an income tax. Income taxes are provided on the liability method whereby deferred income tax assets are recognized for deductible temporary differences, operating losses and income tax credit carryforwards, and deferred income tax liabilities are recognized for taxable temporary differences. Deferred income tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Deferred income tax assets and liabilities are adjusted for the effect of changes in income tax laws and rate on the date of enactment.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FASB INTERPRETATION NO. 48

The Financial Accounting Standards Board (FASB) has issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" (Interpretation). The Interpretation establishes a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures for all entities. Management adopted this Interpretation during the year ended December 31, 2007.

NEW ACCOUNTING PRONOUNCEMENT

In September 2006, FASB issued FASB No. 157, "Fair Value Measurements". FASB 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures for fair value measurements. FASB 157 does not require any new fair value measurement, but applies under other accounting pronouncements that require or permit fair value measurements. In February 2007, the FASB delayed the effective date of FASB 157 to fiscal years beginning after November 15, 2008 for non-financial assets and liabilities, except for items recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Management is evaluating the application of FASB 157 to the Company and does not anticipate its impact to have a material effect on the Company's financial statements.

RELATED PARTIES

The Company has transactions with and is affiliated by common stockholder ownership with the following companies: Get2W, LLC, USA Financial Team, LLC, USA Financial Marketing, Inc., Portformulas Investing, LLC, and Plug-N-Run Corporation.

3. CASH

Substantially all cash is on deposit with two financial institutions. Balances up to a maximum of $250,000 at each financial institution are covered by federal depository insurance. All remaining balances, approximating $56,324 as of December 31, 2008, were uninsured and uncollateralized.

4. ADVERTISING COSTS

Advertising expense charged to operations totaled $107,916 and $3,292 for the years ended December 31, 2008 and 2007, respectively.

USA FINANCIAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

. SOFTWARE

oftware is being amortized over three years using the straight line method. Software amortization xpense for the years ended December 31, 2008 and 2007, was $15,079 and $9,406 respectively. :stimated aggregate amortization expense for each of the next three fiscal years is as follows:

For the year ending December 31:	2009	18,726
	2010	13,593
	2011	7,650
		$ 39,969

;. NOTE PAYABLE

The Company has an unsecured note payable to finance its errors and omissions insurance. The note requires monthly payments of $15,692 including interest at 8.17% and matures in August 2009.

7. INCOME TAXES

Provision (benefit) for income taxes consists of the following:

Current :		
Michigan	$	17,978
Other states		1,371
Deferred:		
Michigan		(5,286)
	$	14,063

Temporary differences giving rise to the deferred tax asset (liability) consists primarily of prepaid expenses and a net operating loss accounted for differently for financial reporting and tax purposes.

Net deferred income tax amounts consist of the following components as of December 31, 2008:

Long-term Deferred Income Tax Assets:	5,286

7. INCOME TAXES (CONTINUED)

The Company's effective income tax rate is higher than what would be expected because it is an S corporation which does not pay federal corporate income taxes. However, the Company is subject to the MBT. The tax rate applied is based on timing differences for expenses deductible for financial reporting purposes that are deductible for tax purposes on a different basis.

On July 12, 2007 the Michigan Single Business Tax (SBT) was repealed and was replaced with the MBT. The SBT was not considered an income tax and has been reported as an expense which is included in the Company's other expenses. For the years ended December 31, 2008 and 2007, the SBT expense totaled $790 and $4,272, respectively.

The Company also has a Michigan Business Tax credit of $5,286 that does not expire and cannot be utilized until 2015.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $264,726 which was $214,726 in excess of the required net capital of $50,000, and the Company's aggregate indebtedness to net capital ratio was 1.67 to 1. At December 31, 2007, the Company had net capital of $654,834, which was $604,834 in excess of the required net capital of $50,000, and the Company's aggregate indebtedness to net capital ratio was 0.68 to 1.

9. RELATED PARTY TRANSACTIONS

The Company rents office space on a month-to-month basis from Get2W, LLC. A total of $96,180 and $84,360 was charged to expense under this agreement during the years ended December 31, 2008 and 2007, respectively.

Additionally, the Company reimburses USA Financial Marketing, Inc. on a monthly basis for costs paid on the Company's behalf. The unpaid portion of these expenses included in accounts payable at year end is $18,553 and $8,614 at December 31, 2008 and 2007, respectively. Total expenses reimbursed for the year ended December 31, 2008 and 2007 were $338,346 and $189,334 respectively.

10. RELATED PARTY TRANSACTIONS (CONTINUED)

Several representatives of the Company are either owners of the Company or employees of USA Financial Marketing Corporation. These related representatives generated $22,449 and $1,841 in revenue during the years ended December 31, 2008 and 2007, respectively. Of this revenue, the amount uncollected and included in commissions receivable totaled $292 and $0 for the years ended December 31, 2008 and 2007, respectively. A portion of the revenue generated was paid to these representatives and expensed as commission expense. Commission expense paid to related parties is summarized as follows:

	For year ended December 31,	
	2008	2007
Related representative commission expense	$ 17,960	$ 1,473

Of the total charged to commission expense, there was $234 and $0 due to these representatives at December 31, 2008 and 2007, respectively.

The Company has a revenue sharing agreement with USA Financial Marketing, Inc. The revenue sharing agreement generated $210,947 and $244,890 of the Company's revenues for the years ended December 31, 2008 and 2007, respectively.

The Company engages in business with Portformulas Investing, LLC. The revenue generated from this business totaled $390,826 and $175,194 of the Company's revenues for the year ended December 31, 2008 and 2007, respectively.

As of April 1, 2007, the Company began leasing the majority of their employees from USA Financial Team, LLC. The payments made to this Company are for payroll related expenses plus a management fee. Total payments made to this related party for the year ended December 31, 2008 and 2007 were $959,901 and $496,266, respectively. The unpaid portion of these expenses included in accounts payable at year end was $0 and $126 at December 31, 2008 and 2007, respectively. Accrued leased employee expense totaled $37,025 and $14,019 at December 31, 2008 and 2007, respectively.

11. RETIREMENT PLAN

The Company sponsored a qualified profit sharing plan (Plan) with a 401(k) deferred compensation provision until March 31, 2007. All employees who have attained the age of 21 and completed one year of service, as defined in the Plan, are eligible to participate in this Plan. The Plan also provides for mandatory four percent matching contribution. As of April 1, 2007, sponsorship of this qualified profit sharing Plan was transferred from USA Financial Securities Corporation to a related party. All leased employees who meet the eligibility requirements as defined in the agreement may participate in the Plan. Amounts charged to expense under the Plan before April 1, 2007 was $2,274. There were no charges to expense in 2008.

12. RECLASSIFICATIONS

Certain amounts in the financial statements for the year ended December 31, 2007 have been reclassified, with no effect on previously reported net income or stockholders' equity, to be consistent with the classification adopted as of and for the year ended December 31, 2008.

USA FINANCIAL SECURITIES CORPORATION
SCHEDULE I -
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

NET CAPITAL:		
Total stockholders' equity		$ 628,121
Total capital qualified for net capital		628,121
Deductions and/or charges:		
Nonallowable assets:		
Receivables:		
Non-allowable commissions	18,075	
Representatives	29,100	
Related party	28,055	
Prepaid expenses	229,506	
Office furniture and equipment, net of accumulated depreciatioı	6,093	
Software, net of accumulated amortization	39,969	
CRD daily account	7,311	
Deferred tax asset	5,286	363,395
TOTAL NET CAPITAL		$ 264,726
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable		$ 243,160
Accrued expenses:		
Note payable		105,840
Representative errors and omissions insurance deposits		49,062
Leased employees - related party		37,025
Wages and salaries		729
Operational accounts - Pershing		5,268
TOTAL AGGREGATE INDEBTEDNESS		$ 441,084
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital requirement		$ 50,000
Minimum net capital required		$ 29,405
Excess net capital at 1,500 percent		$ 214,726
Excess net capital at 1,000 percent		$ 220,618
Ratio: Aggregate indebtedness to net capital		1.67 to 1

EHTC BUSINESS STRATEGISTS
CERTIFIED PUBLIC ACCOUNTANTS
EICHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

Michael T. Tamm CPA
Diane L. Friar CPA/ABV
David G. Echelbarger CPA
Robin M. Stoner CPA MST
Robert E. Milanowski
David M. Sunden CPA
Dale R. Manske CPA
Jennifer A. Hashley CPA
Margie S. Gerencer CPA/MBA
Denice D. Pavey CPA
Brenda K. Pavlak CPA
Ronald J. Kaley MBA
Christopher L. Mast CPA/MBA
Teri S. Stora MBA
Jenna L. Federau MSA
Edward S. Kisscorni CPA/MBA
Melinda K. DeMarse CPA
Mary Beth Lorenz CPA

SCHEDULE III – INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER DEALER EXEMPT FROM SEC RULE 15c3-3

January 26, 2009

Board of Directors
USA Financial Securities Corporation
Ada, Michigan

In planning and performing our audits of the financial statements and supplemental schedules of USA Financial Securities Corporation (Company), as of and for the years ended December 31, 2008 and 2007 in accordance with auditing standards as established by the American Institute of Certified Public Accountants Auditing Standards Board, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

36 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com
Members: American Institute of Certified Public Accountants • Michigan Association of Certified Public Accountants • Financial Consulting Group, L.C. • International Consulting Network
Association of Certified Fraud Examiners • Independent Member of the BDO Seidman Alliance • Microsoft Gold Certified Partner

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles in the United States of America such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.

Echelbarger, Himebaugh, Tamm & Co., P.C.

USA FINANCIAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

FOR YEARS ENDED
DECEMBER 31, 2008 AND 2007

SEC
Mail Processing
Section

FEB 24 2009

Washington, DC
105

EHTC

USA FINANCIAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

CONTENTS

DECEMBER 31, 2008 AND 2007